Mail Stop 3561

June 24, 2009

Mr. Rene R. Joyce
Chief Executive Officer
Targa Resources GP LLC
1000 Louisiana Street
Suite 4300
Houston, Texas 77002

> **Re:** **Targa Resources Partners LP**
> **Targa Resources Partners Finance Corporation**
> **Registration Statement on Form S-3**
> **Filed June 2, 2009**
> **File No. 333-159678**
>
> **Targa Resources Partners LP**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-33303**

Dear Mr. Joyce:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that the comments relating to your registration statement do require you to file an amendment of the registration statement at this time. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please note that all comments relating to the Annual Report on Form 10-K for the year ended December 31, 2008 must be resolved before you request acceleration of the effective date of this registration statement.

Outside Back Cover

2. Please provide the information required on the outside back cover of the prospectus. Refer to Item 502 of Regulation S-K.

Material Income Tax Considerations, page 32

3. Please revise the captions and disclosure throughout this section to indicate that the disclosure relates to the material tax "consequences" of the offering, as opposed to material tax "considerations."

Tax Consequences of Unit Ownership, page 34

Treatment of Short Sales, page 37

4. Please revise your disclosure to explain why Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units.

Annual Report on Form 10-K

General

Item 1. Business, page 2

5. Please describe in this section the extent to which your business is or may be seasonal. Refer to Item 101(c)(1)(v).

Our Relationship with Targa Resources, Inc., page 6

6. Please clarify that Targa Resources, Inc. owns its 2% general partnership interest through its wholly-owned subsidiary, Targa Resources GP LLC. Also, please

clarify whether Targa Resources, Inc. holds its 24.5% limited partner interest itself, through another entity, or some combination thereof.

Item 2. Properties, page 40

7. Please revise your disclosure to clarify the number and locations of your principal processing plants. Refer to Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Critical Accounting Policies and Estimates, page 57

8. As noted in Section V of SEC Release No. 33-8350, the critical accounting policies and estimates disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

9. We note your disclosure on page 8 that the Conger plant is not currently operating. Please tell us your consideration of whether this represents an indicator of impairment under paragraph 8.b of SFAS 144 and revise MD&A to further explain the reasons for the temporary plant closure and its potential impact on future results.

Results of Operations, page 60

10. In future filings, please disclose any trends or uncertainties that could have a material impact on your results of operations, such as the decrease in commodity

prices beginning in the fourth quarter of 2008, which seemed to significantly impact your results in the first quarter of 2009.

11. Please explain to us the reason for the significant decrease in your loss on mark-to-market derivative instruments from the year ended December 31, 2007 to the year ended December 31, 2008. In this regard, in future filings, please ensure that you analyze all significant changes to the components of consolidated net income in your discussion of your Results of Operations. Refer to Item 303(a) of Regulation S-K.

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 72

12. We note your indication on page 72 that your executive management personnel are employees of Targa and devote their time as needed to conduct your business and affairs. Please revise to disclose how much time, expressed as a percentage, your executive management personnel devote to your business and affairs.

Item 11. Executive Compensation, page 76

Executive Compensation, page 76

Compensation Discussion and Analysis, page 76

Overview, page 76

13. In Item 10 you state that the compensation of Targa Resources GP LLC's executive officers is set by Targa Resources, Inc., and in Item 12 you state that the compensation of your executive officers (which we assume to mean the executive officers of your general partner) is set by Targa Resources Investments Inc. Please revise your disclosure to clarify.

The Role of Peer Groups and Benchmarking, page 77

14. You state that the Senior Management and the TRII Compensation Committee consider compensation data from other companies but do not set compensation components to meet specific benchmarks. If Senior Management and the TRII Compensation Committee do not use such data in connection with setting benchmarks for the compensation of your officers, please disclose how they use such data.

Elements of Compensation for Named Executive Officers, page 78

15. Please disclose the threshold, target and maximum levels for the bonus pool and the manner in which the TRII Compensation Committee establishes these levels. Please also discuss how the CEO and TRII Compensation Committees arrive at the total amount of cash to be allocated to the pool. Refer to Item 402(b) of Regulation S-K.

Application of Compensation Elements, page 80

16. You state that, in January 2009, the TRII Compensation Committee approved a cash bonus pool of 150% of the target level and paid "above target level bonuses" in recognition of, among other things, "organizational performance in 2008." Please expand your disclosure to explain how the committee made its determination to approve a cash bonus pool of 150% of the target level. In addition, please explain the method by which the committee measured the company's "organizational performance" and the employees' achievement of such performance in 2008. Refer to Item 402(b) of Regulation S-K.

17. Please revise your disclosure of the long-term cash incentives awarded in each of 2008 and 2009 to include the "performance for the median" of the peer group and to disclose how your performance compared to the performance of the peer group.

Changes for 2009, page 81

18. Please revise your disclosure to elaborate upon whether any of the strategic priorities you mention here are objective in nature. For example, you indicate that management of controllable costs to levels at or below plan levels is a strategic priority, however, your disclosure does not make clear whether there are specific amounts you have in mind in order for the priority to have been satisfied. Also, please discuss whether the TRII Compensation Committee assigns any particular weight to each of these strategic priorities.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 91

19. Please clarify the introduction or footnotes to the table to indicate whether it includes securities that each person has the right to acquire within 60 days. In addition, please disclose the total number of outstanding securities of each class listed in the table that was used to calculate the percentages in the table. Refer to Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 93

Director Independence, page 99

20. You state that, although no formal determinations as to the independence of most of your directors has been made because you are not subject to the majority independence requirements, it is likely that Messrs. Kagan and Joung would be determined independent for purposes of serving on the board of directors and Messrs. Joyce, Walen, Kagan and Joung would not be determined independent for purposes of serving on the audit committee. Please explain how you reached this conclusion and disclose the standard of independence used to reach this conclusion.

Item 14. Principal Accountant Fees and Services, page 99

21. Please disclose the audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. Refer to Item 14 of Form 10-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

22. In future filings, please disclose the number of equity units authorized for each ownership class on the face of the balance sheet. Refer to SAB Topic 4F.

Consolidated Statements of Operations, page F-5

23. Please tell us your consideration of separately presenting revenues from products versus services on the face of your statements of operations consistent with Rule 5-03(b)(1) of Regulation S-X. In this regard, we note your disclosure in footnote 3 under the Revenue Recognition section that you generate revenues from the sale of natural gas and from natural gas processing.

Notes to Consolidated Financial Statements

Note 6 – Debt Obligations, page F-15

24. Please consider providing an affirmative statement to your readers, if true, that you were in compliance with your debt covenants at the date of your balance sheet. Furthermore, to the extent that there is uncertainty about your ability to continue to comply with such covenants, such as if you are currently close to exceeding a covenant measure and you do not expect this situation to improve in

the near future, you should provide your readers with insight into this risk and
uncertainty either here or in your MD&A discussion of liquidity.

Exhibits

25. Please ensure that you file all schedules and exhibits to the exhibits to your
Annual Report on Form 10-K.

Exhibits 31.1 and 31.2

26. We note that, in the introductory paragraph to paragraph 4 in each exhibit, you
refer to Exchange Act Rules 15d-(f) instead of Exchange Act Rules 15d-*15*(f)
[emphasis added]. In future filings, please revise the certification so that the
language is identical to the language included in Item 601(b)(31) of Regulation S-
K. Please note that this comment also applies to your Quarterly Report on Form
10-Q for the quarter ended March 31, 2009.

Exhibit 31.2

27. In the future please revise Mr. McParland's certification to indicate that, as Chief
Financial Officer, he is your Principal *Financial* Officer [emphasis added] and not
your Principal Executive Officer.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman, Vinson & Elkins LLP